The Law Offices of Roger L. Fidler

225 Franklin Avenue-Suite III

Midland Park, NJ 07432

(201) 670 – 0881

(201) 670 – 0888 (Fax)

rfidler0099@aol.com

Roger L. Fidler

 New York Office

NJ, NY, DC & Patent Bar

        126 E. 83rd Street, Suite 3B ________________                                New York, NY 10028

Rashmee Sinha

   (212) 734-0470

Pending in NY

September 19, 2008

Joseph Fotti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Terra Energy Resources, Ltd. Formerly Terra Media, Ltd.

Form 10-K and Form 10-K/A for the fiscal year ended December 31,

    2007

File No. 000-52543

Dear Mr. Fotti:

In response to the staff’s comments contained in your letter of July 21, 2008, we remark as follows:

The Company has amended the Form 10-K to note that an assessment over internal controls was performed. We report on such assessment under Item 9A and the deficiencies present.

Attached hereto is a statement from the Company as requested.

If any further issues arise with respect to the internal controls and reporting issues associated therewith please contact the undersigned.

Sincerely,

s/Roger L. Fidler

Roger L. Fidler

cc:

Thomas P. Monahan, President